Mail Stop 0308
									April 22, 2005

Mr. Christopher Dutton, President
     and Chief Executive Officer
Green Mountain Power Corporation
163 Acorn Lane
Colchester, Vermont 05446

Re: 	Preliminary Proxy Statement on Schedule 14A
                     filed March 30, 2005
	File No. 1-8291

	Form 10-K for the year ended December 31, 2004
	          filed March 29, 2005
             File No. 1-8291

Dear Mr.Dutton:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation of why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

Change of Control Agreements - pages 16-18

 1.	Please state more specifically when these agreements were
executed, and the
reason(s) why they were executed at this time. Please also clarify
whether, to the      knowledge of the company, there are any known
or
threatened attempts to effect
any transaction of a type which would trigger the operation of the agreements.


Approval of Amendment and Restatement of the Company`s Amended and Restated Articles of Incorporation - pages 20 -21

 Description of the Material Terms of the Charter Amendment - page
20

2. Please explain why you are adopting the Amendment at this time,
and
  explain in further detail why you are recommending this change as "
.... in conformance
  with current standards of excellent corporate governance".

  3. 	The text of the proxy statement should identify the
specific section
  of the Articles which includes this provision, to facilitate reference by readers.

   Form 10-K

  General

4. It does not appear that you have included disclosure required by Item 9B of
  Form 10-K. Please confirm to us that there is no other information required tp be disclosed, or amend your Form 10-K to disclose the required information. Also, in future periodic reports, if no disclosure is required by an Item, then disclose
  "none" or "not similar" or something similar, rather than omitting the Item.

5.  We note your disclose that there have been no significant changes to your
internal control over financial reporting. Please be aware that
Item
308 (c) of   Regulation S-K requires disclosure of any change that
has materially affected,
or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us that there have been no changes within the scope of Item 308 (c), or amend to provide the necessary disclosure. Also, in future periodic reports, please ensure your disclosure reflects the precise
Item 308 (c)
standard.

    Financial Statements

    General

6.	Where a comment below requests additional disclosures or
other
revisions to be                     made, please show us in your
supplemental response what the revisions will look like.     These
revisions should be included in your future filings.

  Business

7.	You indicate that your ownership in VYNPC increased in 2004,
from 19 percent to    33.6 percent as a result of the investee`s
purchase of certain minority shareholders` interests. Note B indicates a 33.6% ownership interest as of December 31, 2003.
Please
explain or reconcile the disparity between the two sections of your
Form 10-K.

    Please also tell us how you view the investee`s purchase of certain minority shareholders` interests. Furthermore, provide to us the accounting entries which were recorded by the investee, as well as the entries you recorded with respect to this transaction. If you changed the basis in the investee as a result of the investee`s treasury stock repurchase, please contrast this to a situation where your percentage in an investee was increased as a result of your direct purchase of investee shares from other shareholders. Also, please advise if the repurchase was consummated at book value, premium, or discount.

    Finally, please tell us how you accounted for the change in the equity of VYNPC at the investor level. In this regard, we note that your net equity in the assets of VYNPC did not materially change from
2004 as compared with 2003. Please reconcile the change in net assets of VYNPC from 2003 to 2004.

8.	You reference purchases of 197,241 MWh of power, representing
9.50 percent of the Company`s 2004 net power supply. You also indicate that you have arrangements with power marketers participating in the New England/York market. In general, New
York
market transactions typically settle financially. Please explain if you consider any of these arrangements non-trading derivatives and if not, your rationale. If so, tell us whether you apply the normal purchase and sale election of SFAS no. 133 and how you meet the "normal" criteria. Lastly, explain what percentage of these contracts physically settle. We may have further comment.

  Results of Operations - Transmission Expenses

9.	We note the ISO-NE implemented their SMD plan on March 1,
2003,
and currently the State of Vermont constitutes a single zone under the plan. Please explain how nodal pricing will impact your power supply and transmission costs; an example would be helpful to the staff`s understanding. You indicate that nodal pricing could result in a material adverse impact. In this regard, please explain whether there are any steps you could take to reduce such impact.

  Quantitative and Qualitative Disclosures about Market Risk, and
Other Risk Factors

10.	Please explain to us how you determined the risk free rate
used
to value the Morgan Stanley and the 9701 Arrangement.
Specifically
address the disparity in risk free interest rate and the extent to which the disparity is maturity-related. Lastly, explain why you are using two different option models to value these contracts.

  Note A. Significant Accounting Policies - Derivative Instruments

11.	We assume the Morgan Stanley contract is not an energy
trading
derivative but is a derivative.   If our assumption is correct
please
provide to us your EITF 03-11 analysis with respect to income statement classification of the contract. Finally, tell us whether the contract is physically or net settled. Please be detailed in your response explaining how the contract operates including explanation of the index or specified prices.

  Note C. Common Stock Equity

12.	Please reconcile the number of shares granted under your
compensation programs to the number of shares issued on your consolidated statements of stockholders` equity.

13.	You indicate that you fund an employee savings and investment plan. Please tell us whether your financial statements reflect any expense associated with this plan. If not, please explain the reasons. A description of the plan may be helpful to our understanding. If so, please disclose the expense as discussed in paragraph 11 of SFAS No. 132 (R). Lastly, please tell us if you are matching employee contributions in either cash or stock.

  Note G. Income Taxes

14.	It is not clear whether you have any deferred income taxes
associated with accelerated tax depreciation on public utility property. Please advise how you depreciate plant for rate making versus tax purposes and how this complies with the normalization requirements contained in the USTC. To the extent you have taken the investment tax credit in the past, please help us understand which election you made under the Revenue Act of 1971 and how such election is reflected in your financial statements based on your rate making
treatment of the credit.   As part of your explanation, ensure you
tell us whether the flow through items contained in the determination of deferred income tax expense or benefit, includes any of the above mentioned items. In short, explain why it appears you have no deferred tax items related to plant and whether you have any regulatory deferrals related to ITC.

  Note H. Pension and Retirement Plans

15.	Please explain to us how you calculate the market related
value
of plan assets as   that term is defined in SFAS 87. Since there
are
alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

  Note I. Rate Matters

16.	Please tell us your achieved rate or return for the years
covered by the statements        statements, then we believe
disclosure of the achieved return in percentage and absolute dollars would be useful of income. If the achieved rate of return is not readily calculable from your financial information. Such information may be disclosed outside the financial statements.

  Note K. Hydro Quebec

17.	Tell us how you view the VJO Contract under SFAS no. 133.  If
you treat as a    normal purchase contract, please show us your
analysis. We assume from your previous disclosure of the fair market value of "the 9701 agreement" that contract represents a mark-to-market derivative. If our assumption is incorrect, please clarify.
Please also tell us how you accounted for the $8 million payment associated with writing the calls that constitute "the 9701 agreement".

   Signatures

18.	The report does not appear to have been signed by your
Controller or principal accounting officer. If this officer is one of the current signatories, then he should also be identified as a signatory in this capacity. See General Instruction D to Form 10-K.


          					***********

 	Please call Robert Babula at (202) 942-5562 if you have questions regarding comments on the financial statements or related matters. Please call Albert Yarashus at (202) 942-1899, or me at
(202) 942-1900 with any other questions.




Sincerely,




H. Christopher Owings

Assistant Director
Green Mountain Power Corporation
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